Exhibit 99.1
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[LITTON LETTERHEAD]
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Corporate

                                                         Litton Industries, Inc.
                                                        21240 Burbank Boulevard
                                                        Woodland Hills, CA 91367

                                                               Tel 818 598-5000
                                                               Fax 818 598-5450

                                                                NYSE Symbol: LIT


                                                                            NEWS
                                                                         RELEASE


FOR IMMEDIATE RELEASE                 INVESTOR CONTACTS:
                                      Northrop Grumman          Litton
                                      Gaston Kent               J. Spencer Davis
                                      (310) 201-3423            (818) 598-5495


                                      MEDIA CONTACTS:
                                      Northrop Grumman          Litton
                                      Jim Taft                  Randy Belote
                                      (310) 201-3335            (703) 413-1521



NORTHROP GRUMMAN TO ACQUIRE LITTON INDUSTRIES FOR $80 PER SHARE CASH

CREATES ONE OF THE WORLD'S TOP TIER DEFENSE COMPANIES;
STRENGTHENS COMPANY'S COMMITMENT TO SYSTEMS INTEGRATION, DEFENSE ELECTRONICS AND INFORMATION TECHNOLOGY


      LOS ANGELES -- Dec. 21, 2000 -- Northrop Grumman Corporation (NYSE: NOC) and Litton Industries Inc. (NYSE: LIT) jointly announced today that they have signed a definitive agreement under which Northrop Grumman will acquire for cash all of the outstanding shares of Litton for $80 per common share and $35 per Series B Preferred share. The transaction is valued at approximately $5.1 billion, which includes the assumption of Litton's $1.3 billion in net debt. Northrop Grumman's and Litton's boards of directors have unanimously approved the transaction.

      Litton is a leading supplier of advanced electronics and information systems to the U.S. government and international customers and is the premier designer and builder of non-nuclear surface combatant ships for U.S. and foreign navies. The company reported sales of $5.6 billion and net income of $218 million for the 2000 fiscal year ended July 31. Litton had $8.2 billion in fully funded backlog at the end of its first quarter, October 31, 2000.

      Following the close of the transaction, it is Northrop Grumman's intention to raise additional capital through a stock offering. The company said that it expects the transaction, including the



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effect of the issuance of additional stock, to be approximately 7 to 10 percent accretive to economic earnings (earnings excluding pension income and amortization) and neutral to GAAP earnings per share in 2001. Northrop Grumman said it expects the acquisition to be double-digit accretive to both economic and GAAP earnings per share in 2002 and beyond. The company expects to realize at least $250 million in cost savings over the next few years, including $100 million in cost savings in the first year following the completion of the transaction.

      Kent Kresa, Northrop Grumman's chairman, president and chief executive officer said, "We are very pleased with our strategic acquisition of Litton, which we believe brings tremendous value to the shareholders, employees and customers of both companies. With projected combined pro forma revenues of more than $15 billion in 2001, growing to $18 billion by 2003, this acquisition solidly places Northrop Grumman among the world's top-tier defense companies and strengthens our commitment to systems integration, defense electronics and information technology."

      Mr. Kresa added that, "Litton gives us a new core competency as a major prime contractor and systems integrator of surface ships for the U.S. Navy. Following the close, Northrop Grumman will be one of the country's largest federal IT suppliers and our defense electronics business will heighten our status as a premier systems and sensor integration leader by expanding into navigation and guidance systems for airborne platforms and other military avionics systems. The acquisition also significantly broadens our portfolio of businesses."

      "I am pleased that we were able to work with Northrop Grumman to create this combination, which brings together two premier advanced technology companies and generates a broad range of opportunities going forward," said Michael R. Brown, Litton's chairman and chief executive officer. "The combination creates outstanding value for Litton and Northrop Grumman shareholders, customers and employees."

      Following the close of the transaction and during the initial transition period, Litton will be operated as a wholly owned subsidiary of Northrop Grumman. Dr. Ronald D. Sugar, 52, currently Litton's president and chief operating officer, will become a Northrop Grumman corporate vice president, and president and chief executive officer of the new Litton subsidiary. Dr. Sugar will also be nominated to Northrop Grumman Corporation's board of directors following the close of the transaction. Mr. Brown plans to retire.

      "I have enjoyed working with Mike over the past several years, and have always admired his ability to successfully respond to the changing demands of our industry. We wish him well in his



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retirement," said Mr. Kresa. "I am very pleased to have Ron Sugar and all the
Litton employees join Northrop Grumman at such an exciting time in our company's history," Mr. Kresa added. "Dr. Sugar's solid background and proven track record will enhance our superior management team as he and our sector presidents work together to quickly integrate Litton's operations to maximize our competitive advantages and continue to enhance shareholder value.

      "We have an excellent track record of successfully integrating new businesses into our portfolio and I am confident that we will once again deliver results commensurate with our past performance," Mr. Kresa concluded.

      The transaction, which is expected to close within the first quarter of 2001, is subject to review under the Hart-Scott-Rodino Act as well as other governmental and regulatory agencies. The transaction will be structured as a cash tender offer which will be initiated on January 5, 2001, for all the outstanding stock of Litton.

      Northrop Grumman, based in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company expects to report sales of approximately $7.6 billion for 2000 and has more than 39,000 employees in three major sectors at sites in 43 states and various international locations.

      Litton designs, builds and overhauls surface ships for government and commercial customers worldwide and is a leading provider of defense electronics and information technology services and support to the U.S. government and international customers. The company also provides specialized IT services to both commercial and government customers at the local, national and international level. Headquartered in Woodland Hills, Calif., Litton has more than 40,000 employees in four major business units at facilities in 29 states and other locations worldwide. It had 48 million fully diluted common shares and approximately 411,000 Series B Preferred shares outstanding as of October 31, 2000.

      Salomon Smith Barney acted as principal financial advisor to Northrop Grumman in this transaction. Goldman Sachs & Co. also provided transaction advice and a fairness opinion. To complete the transaction, Northrop Grumman has received financing commitments totaling $6 billion from Credit Suisse First Boston and The Chase Manhattan Bank. Litton was advised by Merrill Lynch & Co.



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   Northrop Grumman's and Litton's senior management will conduct an investor conference call today at 2 p.m. PST. The call-in number is (303) 804-1806 and the conference ID is 891693. The call will be webcast live on the Internet at www.northropgrumman.com. A press conference will follow at 3 p.m. PST at Northrop Grumman's corporate headquarters in Los Angeles. The call-in number is 1-800-720-5850. The international call-in number is 904-779-4779.

Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include the company's ability to successfully integrate the operations of Litton, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, NORTHROP GRUMMAN WILL FILE A TENDER OFFER STATEMENT WITH THE SEC AND LITTON WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF LITTON, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT www.sec.gov.



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